FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2007

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]      Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

Yes _______       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

The following is the text of an announcement released to the London Stock Exchange by Royal Dutch Shell plc on 7th November 2007

TR-1 (i) NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Royal Dutch Shell plc (A shares)

2. Reason for the notification	State Yes/No
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify):

3. Full name of person(s) subject to the notification obligation (iii):	Legal & General Group Plc (L&G)
4. Full name of shareholder(s) (if different from 3.) (iv):	Legal & General Assurance (Pensions Management) Limited (PMC)
5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):	17 October 2007
6. Date on which issuer notified:	7 November 2007
7. Threshold(s) that is/are crossed or reached:	From 3% - 4% (L&G)
8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)		Resulting situation after the triggering transaction (vii)
	Number of Shares	Number of Voting Rights (viii)	Number of shares	Number of voting rights (ix)		% of voting rights
			Direct	Direct (x)	Indirect (xi)	Direct	Indirect
EURO 0.07 (UK Line) EURO 0.07 (Dutch Line) ADRs	10,657,847 116,813,503 5,650	10,657,847 116,813,503 11,300	30,519,891 117,696,705 47,886	30,519,891 117,696,705 95,772		0.846 3.264 0.002

B: Financial Instruments Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted	% of voting rights

Total (A+B)
Number of voting rights	% of voting rights
148,312,368	4.11

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited

(LGIMH) (Direct and Indirect)

Legal & General Investment Management Limited (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) (148,312,368 - 4.11% = LGAS, LGPL & PMC)

Legal & General Investment Management Legal & General Insurance Holdings

(Holdings) Limited (Direct) (LGIMHD) Limited (Direct) (LGIH)

(124,830,938 - 3.46% = PMC)

Legal & General Assurance (Pensions Legal & General Assurance Society

Management) Limited (PMC) (124,830,938 Limited (LGAS & LGPL)

- 3.46% = PMC)

Legal & General Pensions Limited (Direct)

(LGPL)

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

Notification using the total voting rights figure of 3,604,805,000

Please note this notification has been delayed due to the large number of disclosures required following a substantial amount of new business which has come to L&G in the form an in-specie transfer.

14. Contact name:
Mark Edwards
15. Contact telephone number:
020 7934 2817

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By: /s/ M Edwards

Name: M Edwards Title: Assistant Company Secretary

Date: 7 November 2007